FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Retail and Asset Management delivered another quarter of stable earnings despite the challenging market environment

•	Wholesale returned to profit driven by the strongest revenues in Fixed Income for nine quarters

•	Maintain robust financial position with total capital ratio of 17.2 percent and Tier 1 capital ratio of 15.1 percent under Basel 2.5

Tokyo, October 29, 2012—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter of the fiscal year ending March 31, 2013.

Net revenue for the second quarter was 401.7 billion yen (US$5.2 billion)1, an increase of 9 percent on the previous quarter and 33 percent compared to the same quarter last year. Income before income taxes increased 80 percent quarter on quarter to 35.4 billion yen (US$455 million). Net income attributable to Nomura Holdings shareholders was 2.8 billion yen (US$36 million), up 49 percent from the prior quarter.

For the six months ended September 30, Nomura reported net revenue of 770.9 billion yen (US$9.9 billion), income before income taxes of 55.1 billion yen (US$707 million) and net income attributable to Nomura Holdings shareholders of 4.7 billion yen (US$60 million).

“We reported our fourth straight quarter of profits on a pretax basis with all business divisions profitable despite the challenging environment marked by the ongoing sovereign crisis in Europe and a slowdown in the Chinese economy,” said Koji Nagai, Nomura’s Group CEO.

“Retail remained a key driver of the firm’s earnings on robust sales of investment trusts and a continued focus on providing consulting services. Asset Management delivered another quarter of stable earnings through a diverse product offering tailored to client needs and disciplined cost control.

“Wholesale returned to profit on higher revenues compared to last quarter in EMEA, the Americas, and Japan. Fixed Income reported its strongest revenue quarter in the past nine driven by all products and regions. We also made a good start to our efforts to improve profitability in Equities and Investment Banking as announced in September.

“Looking ahead, we remain focused on delivering high value-added solutions to our worldwide client base as Asia’s global investment bank.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 77.92 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2012. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2012/13 Q2	QoQ	YoY
Net revenue	Y80.8bn	–2%	–4%
Income before income taxes	Y11.0bn	–10%	+2%

Retail reported net revenue of 80.8 billion yen, down 2 percent quarter on quarter and 4 percent compared to the same quarter last year. Income before income taxes declined 10 percent sequentially to 11 billion yen, an increase of 2 percent year on year.

The market environment in Retail remained challenging in the second quarter with subdued investor risk appetite and slower sales of bonds due to the low interest rate environment. However, investment trust sales were resilient compared to the overall market and revenues were also supported by stock sales related to large primary offerings.

Asset Management

	FY2012/13 Q2	QoQ	YoY
Net revenue	Y15.4bn	–6%	–3%
Income before income taxes	Y4.6bn	–15%	–3%

Asset Management net revenue was 15.4 billion yen, a decline of 6 percent compared to last quarter and 3 percent over the same period last year. Income before income taxes declined 15 percent quarter on quarter and 3 percent year on year to 4.6 billion yen.

The investment trust business booked inflows mainly into public stock investment trusts on the back of a solid product offering matched to the diverse needs of clients and continued sales support. In the investment advisory business, Nomura won more international mandates for high-yield bonds and Japanese and Asian equities during the quarter.

Wholesale

	FY2012/13 Q2	QoQ	YoY
Net revenue	Y137.1bn	+12%	+68%
Income before income taxes	Y0.2bn	—	—

Wholesale returned to profit in the second quarter reporting net revenue of 137.1 billion yen, an increase of 12 percent quarter on quarter and 68 percent year on year. Revenues were well balanced across all regions with EMEA, the Americas, and Japan reporting higher quarterly revenues. Income before income taxes was 200 million yen.

Fixed Income net revenue increased 24 percent from last quarter to 88.6 billion yen, the highest level in nine quarters, with revenues well balanced across all products and regions.

Equities booked net revenue of 32.1 billion yen, a sequential decline of 14 percent. Client revenues declined due to subdued trading activity globally. In trading revenues, lower liquidity and volatility on major markets affected revenues from derivatives businesses.

Investment Banking net revenue increased 24 percent quarter on quarter to 16.4 billion yen. Gross revenue was up 40 percent from the prior year at 33.3 billion yen. ECM revenues increased primarily in Japan and EMEA and Nomura won a number of mandates in its focus sectors and key products in each region. The firm executed high-profile M&A deals and financing transactions centered on Asia during the quarter and was also involved in local deals in EMEA and the Americas in the natural resources sector and businesses for financial sponsors and financial institutions.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s total capital ratio was 17.2 percent and its Tier 1 ratio was 15.1 percent. Nomura had total assets of 35.4 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.9 times and net leverage was 10.6 times. All figures are on a preliminary basis.

Dividends

For the first half of the current fiscal year, Nomura has declared a dividend of 2 yen per share to shareholders of record as of September 30, 2012. The dividend will be paid on December 3, 2012.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2012 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, October 29, 2012—Nomura Holdings, Inc. today announced that it has declared a dividend of 2 yen per share to shareholders of record as of September 30, 2012. The dividend will be paid on December 3, 2012.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2010/11		Y4.0		Y4.0	Y8.0
FY2011/12		Y4.0		Y2.0	Y6.0
FY2012/13		Y2.0		TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.